Christopher J. Barry

(206) 903-8815

barry.christopher@dorsey.com

August 21, 2015

VIA EDGAR and FEDEX

Ms. Tiffany Piland Posil Special Counsel Office of Mergers and Acquisitions Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, NE Washington, DC 20549-3628

Re:	Central GoldTrust

Schedule 14D-9

Filed June 9, 2015

File No. 005-87886

Dear Ms. Posil:

On behalf of Central GoldTrust (“GoldTrust”), this letter is in reply to the letter, dated August 10, 2015, containing the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the above-referenced filing (as amended, the “Statement”). The Statement relates to the unsolicited tender offer for units of GoldTrust by Sprott Asset Management LP, Sprott Asset Management Gold Bid LP, Sprott Asset Management Gold Bid GP Inc. and Sprott Physical Gold Trust (the “Sprott Offer”). GoldTrust’s response, as we have been informed by GoldTrust, is set forth below following the text of the comment contained in your letter.

In connection with this letter, GoldTrust plans to file electronically with the Commission in the near future Amendment No. 12 to the Statement (“Amendment No. 12”).

Item 3. Past Contracts, Transactions, Negotiations and Agreements, page 1

Conflicts of Interest, page 1

1. We note your reference to a consulting arrangement between Ian McAvity, Central GoldTrust’s former Lead Trustee and Chair of the Corporate Governance and Nominating Committee, and the administrator of Central Fund of Canada in your August 5, 2015 press release filed as Exhibit 99.1 to the Form 6-K filed August 6, 2015. Please supplementally provide us with a well-reasoned analysis as to how you determined that this arrangement was not material such that it was not required to be disclosed in response to Item 3 of Schedule 14D-9 and corresponding Item 1005(d) of Regulation M-A. In your analysis, please address the approximate amount paid to Mr. McAvity pursuant to this arrangement and the relationship between Mr. McAvity, Mr. J.C. Stefan Spicer, the administrator of Central Fund of Canada and Central Fund of Canada.

August 21, 2015

GoldTrust and Mr. McAvity have advised us as follows:

Central Fund of Canada (“Central Fund”) was established in 1961 and since 1983 has been a passive, non-operating, investment holding company specializing in gold and silver bullion. The objective of Central Fund is to provide a secure, convenient, low-cost, exchange tradable investment alternative for investors interested in holding an investment in gold and silver bullion for long-term appreciation. Its policy is to invest virtually all of its assets in long-term holdings of unencumbered, allocated and physically segregated gold and silver bullion, and not to speculate with regard to short-term changes in gold and silver prices, thereby providing retail and institutional investors with an ability to invest in gold and silver bullion without the high transaction and handling costs and inconvenience associated with direct bullion ownership.

In the early 1980s, Central Fund was an investment holding company with assets of less than CAD4 million. In late 1982 or early 1983, the predecessor administrator of Central Fund approached Mr. McAvity for assistance in connection with its plan to undertake a public offering in Canada and reposition Central Fund as a publicly traded vehicle in Canada that would offer investors the opportunity to own securities of an entity that would invest primarily in gold and silver bullion. At the time, there was no such investment vehicle in existence, and it was uncertain whether the concept would prove to be a success. Mr. McAvity was a well-known, prominent and internationally recognized figure in the investment community focusing on precious metal investments. In exchange for his participation, Mr. McAvity was offered a minority equity interest in the administrator, a private company, but, unwilling to become a minority shareholder in a closely-held company, he negotiated instead an arrangement with the administrator under which he would be entitled to receive from the administrator payments for his lifetime equal to six percent of the revenue of the administrator. Mr. McAvity is entitled to payment under the arrangement without any requirement to provide any further, specific services to the administrator or Central Fund.

The plan to reposition Central Fund as a gold and silver bullion investment vehicle was well received, and Central Fund raised approximately CAD104 million in a public offering in Canada in October 1983.

Although Mr. McAvity is not required to provide further services to receive payments under the arrangement, Mr. McAvity provides, among other things, general advice from time to time in relation to the analysis of bullion market trends and developments to the board of directors of Central Fund and to the present administrator of Central Fund, The Central Group Alberta Ltd. (“Central Group”), as disclosed in Central Fund’s filings with the Commission. He also provides commentary on the bullion markets at the annual meetings of shareholders of Central Fund. Mr. McAvity is not and has not been involved in the day-to-day operations of, Central Fund or its administrator, Central Group. Mr. McAvity does not provide services to GoldTrust except as a trustee.

After replacing the predecessor administrator, Central Group has continued to pay Mr. McAvity in accordance with the arrangement. In the fiscal years ended October 31, 2014, 2013 and 2012, Mr. McAvity received (before GST) approximately $382,870, $459,745 and $530,710, respectively, from Central Group.

August 21, 2015

Central Group and the administrator of GoldTrust are separate entities, with separate ownership, although each is ultimately controlled by members of the Spicer family. J.C. Stefan Spicer is assistant-secretary of Central Group, chairman, president, chief executive officer and a director of Central Fund, president of the administrator of GoldTrust and chairman, president, chief executive officer and trustee of GoldTrust.

Central Group provides no services to and receives no revenue from GoldTrust or its administrator, and GoldTrust’s administrator provides no services to and receives no revenues from Central Fund or Central Group.

GoldTrust believes the disclosure of fees that Mr. McAvity receives from GoldTrust in Exhibit (e)(1) to the Statement sufficiently responds to Item 3 of Schedule 14D-9 and corresponding Item 1005(d) of Regulation M-A.

GoldTrust believes that the arrangement between Mr. McAvity and Central Group is not material to his role as a trustee of GoldTrust in relation to the Sprott Offer, and it is not required to be disclosed in response to Item 3 of Schedule 14D-9, because GoldTrust believes the arrangement does not create any incentive for Mr. McAvity to serve an interest other than the interest of the unitholders of GoldTrust. GoldTrust’s belief is based on the following facts:

•	Mr. McAvity’s right to receive payments and the amount of the payments is fixed based on an arrangement reached with the administrator of Central Fund in 1983, and is not dependent on satisfaction of the Central Group or any member of the Spicer family with his services or any other discretionary factor;

•	Mr. McAvity’s payments depend only on revenues of Central Group, and Central Group receives no revenue whatsoever based on fees paid by Gold Trust or any other factor related to GoldTrust; and

•	Mr. McAvity’s right to receive payments under his arrangement with Central Group, and the amount of those payments, would not be affected in any way by the success or failure of the Sprott Offer, or by any change in the administrator of GoldTrust as proposed by Sprott.

Notwithstanding the foregoing, GoldTrust acknowledges the Staff’s comment and has revised its disclosure to discuss the arrangement between Mr. McAvity and Central Group. The revised disclosure will be contained under Item 3 of Amendment No. 12, which will be filed in the near future.

* * * * *

August 21, 2015

Attached hereto as Exhibit A are the written acknowledgements of GoldTrust.

We believe the responses set forth above are responsive to the Staff’s comments. If you have any additional questions or would like to discuss this further, please feel free to call me at (206) 903-8815.

Very truly yours,
/s/ Christopher J. Barry
Christopher J. Barry

cc:	B. Heagle (Central GoldTrust)

M. Mahoney (Dentons Canada LLP)

N. Findlay (Bennett Jones LLP)

Exhibit A

ACKNOWLEDGEMENTS

Central GoldTrust (“GoldTrust”) hereby acknowledges the following:

•	GoldTrust is responsible for the adequacy and accuracy of the disclosure in the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed June 9, 2015 (as amended, the “Statement”);

•	Staff comment or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Statement; and

•	GoldTrust may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Date: August 21, 2015

CENTRAL GOLDTRUST

By	/s/ Bruce D. Heagle
Name: Bruce D. Heagle
Title: Trustee